Exhibit (d)(11)(ii)

TRANSAMERICA FUNDS

AMENDMENT TO INVESTMENT ADVISORY AGREEMENT

THIS AMENDMENT is made as of May 1, 2011 to the Investment Advisory Agreement dated as of November 7, 2005, as amended (the “Agreement”), between Transamerica Funds and Transamerica Asset Management, Inc.

In consideration of the mutual covenants contained herein, the parties agree as follows:

1. Schedule A. Schedule A to the Agreement is hereby deleted entirely and replaced as follows:

FUND	INVESTMENT ADVISER COMPENSATION*	EFFECTIVE DATE
Transamerica BlackRock Global Allocation	0.44% of the first $100; 0.32% in excess of $100 million	December 6, 2005

Transamerica Hansberger International Value	0.45% of the first $200 million; 0.36% over $200 million up to $500 million; 0.32% in excess of $500 million	December 6, 2005

Transamerica JPMorgan International Bond	0.20% of the first $100 million; 0.17% over $100 million up to$250 million; 0.16% over $250 million up to $500 million; 0.15% over $500 million up to $1 billion; 0.12% in excess of $1 billion	December 6, 2005

Transamerica Neuberger Berman International	0.50% of the first $100 million; 0.45% in excess of $100 million	December 6, 2005

Transamerica Oppenheimer Developing Markets	0.70% of the first $50 million; 0.65% over $50 million up to $200 million; 0.60% over $200 million up to $500 million; 0.55% in excess of $500 million	December 6, 2005

*	As a percentage of average daily net assets on an annual basis.

In all other respects, the Investment Advisory Agreement dated as of November 7, 2005, as amended, is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of May 1, 2011.

TRANSAMERICA FUNDS

By:	/s/ Christopher A. Staples
Name:	Christopher A. Staples
Title:	Vice President
Date:	May 1, 2011

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Dennis P. Gallagher
Name:	Dennis P. Gallagher
Title:	Senior Vice President, General Counsel and Secretary
Date:	May 1, 2011